UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
________________________________________________
FORM 10-Q
________________________________________________
(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission File Number: 001-38636
________________________________________________
Garrett Motion Inc.
(Exact Name of Registrant as Specified in its Charter)
________________________________________________

Delaware	82-4873189
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

La Pièce 16, Rolle, Switzerland	1180
(Address of principal executive offices)	(Zip Code)
+41 21 695 30 00
(Registrant’s telephone number, including area code)
N/A
(Former Name, Former Address and Former Fiscal Year,
if Changed Since Last Report)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	GTX	The Nasdaq Stock Market LLC
Series A Cumulative Convertible Preferred Stock, par value $0.001 per share	GTXAP	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐
As of April 19, 2023, the registrant had 64,959,553 shares of Common Stock, $0.001 par value per share, outstanding.

PART I—FINANCIAL INFORMATION
Item 1. Financial Statements
GARRETT MOTION INC.
CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended March 31,
	2023	2022
	(Dollars in millions, except per share amounts)
Net sales (Note 3)	$970	$901
Cost of goods sold	781	726
Gross profit	189	175
Selling, general and administrative expenses	56	53
Other expense, net	1	1
Interest expense	28	23
Non-operating income	(4)	(28)
Reorganization items, net	—	1
Income before taxes	108	125
Tax expense (Note 5)	27	37
Net income	81	88
Less: preferred stock dividend (Note 18)	(40)	(38)
Net income available for distribution	$41	$50

Earnings per common share
Basic	$0.13	$0.15
Diluted	$0.13	$0.15

Weighted average common shares outstanding
Basic	64,896,081	64,538,527
Diluted	65,970,723	64,732,090
The Notes to the Consolidated Interim Financial Statements are an integral part of this statement.

GARRETT MOTION INC.
CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)

	Three Months Ended March 31,
	2023	2022
	(Dollars in millions)
Net income	$81	$88
Foreign exchange translation adjustment	2	2
Changes in fair value of effective cash flow hedges, net of tax (Note 16)	(3)	8
Changes in fair value of net investment hedges, net of tax (Note 16)	(5)	13
Total other comprehensive (loss) income, net of tax	(6)	23
Comprehensive income	$75	$111
The Notes to the Consolidated Interim Financial Statements are an integral part of this statement.

GARRETT MOTION INC.
CONSOLIDATED INTERIM BALANCE SHEETS
(Unaudited)

	March 31, 2023	December 31, 2022
	(Dollars in millions)
ASSETS
Current assets:
Cash and cash equivalents	$291	$246
Restricted cash	1	2
Accounts, notes and other receivables – net (Note 6)	888	803
Inventories – net (Note 8)	301	270
Other current assets	124	110
Total current assets	1,605	1,431
Investments and long-term receivables	32	30
Property, plant and equipment – net	462	470
Goodwill	193	193
Deferred income taxes	240	232
Other assets (Note 9)	259	281
Total assets	$2,791	$2,637
LIABILITIES
Current liabilities:
Accounts payable	$1,123	$1,048
Current maturities of long-term debt (Note 14)	7	7
Accrued liabilities (Note 11)	348	320
Total current liabilities	1,478	1,375
Long-term debt (Note 14)	1,157	1,148
Deferred income taxes	28	25
Other liabilities (Note 12)	208	205
Total liabilities	$2,871	$2,753
COMMITMENTS AND CONTINGENCIES (Note 20)
EQUITY (DEFICIT)
Series A Preferred Stock, par value $0.001; 245,045,431 and 245,089,671 shares issued and outstanding as of March 31, 2023 and December 31, 2022, respectively	$—	$—
Common Stock, par value $0.001; 1,000,000,000 and 1,000,000,000 shares authorized, 65,099,244 and 64,943,238 issued and 64,959,553 and 64,832,609 outstanding as of March 31, 2023 and December 31, 2022, respectively	—	—
Additional paid–in capital	1,336	1,333
Retained deficit	(1,446)	(1,485)
Accumulated other comprehensive income (Note 17)	30	36
Total deficit	(80)	(116)
Total liabilities and deficit	$2,791	$2,637
The Notes to the Consolidated Interim Financial Statements are an integral part of this statement.

GARRETT MOTION INC.
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended March 31,
(Dollars in millions)	2023	2022
Cash flows from operating activities:
Net income	$81	$88
Adjustments to reconcile net income to net cash provided by operating activities
Deferred income taxes	3	13
Depreciation	21	22
Amortization of deferred issuance costs	2	2
Interest payments, net of debt discount accretion	—	(6)
Foreign exchange loss	(2)	(4)
Stock compensation expense	3	2
Change in fair value of derivatives	10	(17)
Other	12	(1)
Changes in assets and liabilities:
Accounts, notes and other receivables	(77)	(61)
Inventories	(30)	(62)
Other assets	(18)	(10)
Accounts payable	62	116
Accrued liabilities	20	(2)
Other liabilities	5	(7)
Net cash provided by operating activities	$92	$73
Cash flows from investing activities:
Expenditures for property, plant and equipment	(8)	(29)
Net cash used for investing activities	$(8)	$(29)
Cash flows from financing activities:
Payments of long-term debt	(2)	(2)
Redemption of Series B Preferred stock	—	(186)
Payments for share repurchases	—	(2)
Payments for dividends	(42)	—
Debt financing costs	—	(6)
Net cash used for financing activities	$(44)	$(196)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	4	8
Net increase (decrease) in cash, cash equivalents and restricted cash	44	(144)
Cash, cash equivalents and restricted cash at beginning of the period	248	464
Cash, cash equivalents and restricted cash at end of the period	$292	$320
Supplemental cash flow disclosure:
Income taxes paid (net of refunds)	$19	$14
Interest paid	10	21

The Notes to the Consolidated Interim Financial Statements are an integral part of this statement

GARRETT MOTION INC.
CONSOLIDATED INTERIM STATEMENTS OF EQUITY (DEFICIT)
(Unaudited)

	Series A Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive (Loss)/Income	Total Deficit
	Shares	Amount	Shares	Amount
	(in millions)
Balance at December 31, 2022	246	$—	64	$—	$1,333	$(1,485)	$36	$(116)
Net income	—	—	—	—	—	81	—	81
Other comprehensive loss, net of tax	—	—	—	—	—	—	(6)	(6)
Dividends	—	—	—	—	—	(42)	—	(42)
Stock-based compensation	—	—	—	—	3	—	—	3
Balance at March 31, 2023	246	—	64	—	$1,336	$(1,446)	$30	$(80)

	Series A Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive (Loss)/Income	Total Deficit
	Shares	Amount	Shares	Amount
	(in millions)
Balance at December 31, 2021	246	$—	64	$—	$1,326	$(1,790)	$(4)	$(468)
Net income	—	—	—	—	—	88	—	88
Share repurchases	—	—	—	—	(1)	(1)	—	(2)
Other comprehensive income, net of tax	—	—	—	—	—	—	23	23
Stock-based compensation	—	—	—	—	2	—	—	2
Balance at March 31, 2022	246	—	64	—	$1,327	$(1,703)	$19	$(357)
The Notes to the Consolidated Interim Financial Statements are an integral part of this statement.

GARRETT MOTION INC.
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Dollars in millions, except per share amounts)
Note 1. Background and Basis of Presentation
Background
Garrett Motion Inc., (the “Company” or “Garrett”) designs, manufactures and sells highly engineered turbocharger and electric-boosting technologies for light and commercial vehicle original equipment manufacturers (“OEMs”) and the global vehicle independent aftermarket, as well as automotive software solutions. These OEMs in turn ship to consumers globally. We are a global technology leader with significant expertise in delivering products across gasoline, diesel, natural gas and electric (hybrid and fuel cell) power trains. These products are key enablers for fuel economy and emission standards compliance.
Basis of Presentation
The accompanying unaudited Consolidated Interim Financial Statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission applicable to interim financial statements. While these statements reflect all normal recurring adjustments that are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the information and footnotes required by United States generally accepted accounting principles (“GAAP”) for complete financial statements. The unaudited Consolidated Interim Financial Statements should therefore be read in conjunction with the Consolidated Financial Statements and accompanying notes for the year ended December 31, 2022 included in our Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 14, 2023 (our “2022 Form 10-K”). The results of operations and cash flows for the three months ended March 31, 2023 should not necessarily be taken as indicative of the entire year. All amounts presented are in millions, except per share amounts.
We report our quarterly financial information using a calendar convention: the first, second and third quarters are consistently reported as ending on March 31, June 30 and September 30. It has been our practice to establish actual quarterly closing dates using a predetermined fiscal calendar, which requires our businesses to close their books on a Saturday to minimize the potentially disruptive effects of quarterly closing on our business processes. For differences in actual closing dates that are material to year-over-year comparisons of quarterly or year-to-date results have been adjusted for the three months ended March 31, 2023. Our actual closing dates for the three months ended March 31, 2023 and 2022 were April 1, 2023 and April 2, 2022, respectively.
We evaluate segment reporting in accordance with ASC 280, Segment Reporting. We concluded that Garrett operates in a single operating segment and a single reportable segment based on the operating results available and evaluated regularly by the chief operating decision maker (“CODM”), which is our Chief Executive Officer, to make decisions about resource allocation and performance assessment. The CODM makes operational performance assessments and resource allocation decisions on a consolidated basis, inclusive of all of the Company’s products across channels and geographies.
The preparation of the financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases these estimates on assumptions that it believes to be reasonable under the circumstances. Actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

Note 2. Summary of Significant Accounting Policies
The accounting policies of the Company are set forth in Note 3 to the Consolidated Financial Statements for the year ended December 31, 2022 included in our 2022 Form 10-K.

Recently Adopted Accounting Pronouncements
In September 2022, the FASB issued ASU 2022-04, Disclosure of Supplier Finance Program Obligations (Topic 405-50): Disclosure of Supplier Finance Purchase Obligations. The amendment in this update requires companies to disclose key terms of supplier financing programs used in connection with the purchase of goods and services, along with information about their obligations under these programs including a rollforward of those obligations. The Company adopted the new guidance as of January 1, 2023. See Note 10, Supplier Financing for disclosure related to the Company's supplier financing program obligations.

Note 3. Revenue Recognition and Contracts with Customers
Disaggregated Revenue
Net sales by region (determined based on country of shipment) and channel are as follows:

	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
	OEM	Aftermarket	Other	Total	OEM	Aftermarket	Other	Total
	(Dollars in millions)
United States	$123	$49	$1	$173	$102	$51	$—	$153
Europe	446	43	8	497	406	38	7	451
Asia	267	12	3	282	266	10	6	282
Other	12	6	—	18	9	6	—	15
	$848	$110	$12	$970	$783	$105	$13	$901
Contract Balances
The following table summarizes our contract assets and liabilities balances:

	2023	2022
	(Dollars in millions)
Contract assets—January 1	$46	$63
Contract assets—March 31	66	60
Change in contract assets—(Decrease)/Increase	$20	$(3)
Contract liabilities—January 1	$(8)	$(5)
Contract liabilities—March 31	(10)	(9)
Change in contract liabilities—(Increase)/Decrease	$(2)	$(4)

Note 4. Research, Development & Engineering
Garrett conducts research, development and engineering (“RD&E”) activities, which consist primarily of the development of new products and product applications. RD&E costs are charged to expense as incurred unless the Company has a contractual guarantee for reimbursement from the customer. Customer reimbursements are netted against gross RD&E expenditures as they are considered a recovery of cost. Such costs are included in Cost of goods sold as follows:

	Three Months Ended March 31,
	2023	2022
	(Dollars in millions)
Research and development costs	$40	$36
Engineering-related expenses (1)	(1)	6
	$39	$42

(1)    Engineering-related expenses include customer reimbursements of $11 million and $3 million for the three months ended March 31, 2023 and 2022, respectively.

Note 5. Income Taxes

	Three Months Ended March 31,
	2023	2022
	(Dollars in millions)
Tax expense	$27	$37
Effective tax rate	25.0%	29.6%

The effective tax rates for the three months ended March 31, 2023 and 2022 were 25.0% and 29.6%, respectively. The change in the effective tax rate for the three months ended March 31, 2023 compared to the prior period is primarily related to a decrease in tax reserve true ups and additional global research and development benefits.

The effective tax rate for the three months ended March 31, 2023 was higher than the U.S. federal statutory rate of 21% primarily because of U.S. taxes on international operations and withholding taxes, partially offset by lower taxes on non-U.S. earnings and global research and development benefits.

The effective tax rate can vary from quarter to quarter due to changes in the Company’s global mix of earnings, the resolution of income tax audits, changes in tax laws (including updated guidance on U.S. tax reform), deductions related to employee share-based payments, internal restructurings, and pension mark-to-market adjustments.

Note 6. Accounts, Notes and Other Receivables—Net

	March 31, 2023	December 31, 2022
	(Dollars in millions)
Trade receivables	$682	$619
Notes receivable	117	105
Other receivables	98	88
	897	812
Less—Allowance for expected credit losses	(9)	(9)
	$888	$803
Trade receivables include $66 million and $46 million of unbilled customer contract asset balances as of March 31, 2023 and December 31, 2022, respectively. These amounts are billed in accordance with the terms of customer contracts to which they relate. See Note 3, Revenue Recognition and Contracts with Customers.
Notes receivable is related to guaranteed bank notes without recourse that the Company receives in settlement of accounts receivables, primarily in the Asia Pacific region. See Note 7, Factoring and Notes Receivable for further information.

Note 7. Factoring and Notes Receivable
The Company enters into arrangements with financial institutions to sell eligible trade receivables. The receivables are sold without recourse and the Company accounts for these arrangements as true sales. The Company also receives guaranteed bank notes without recourse, in settlement of accounts receivables, primarily in the Asia Pacific region. The Company can hold the bank notes until maturity, exchange them with suppliers to settle liabilities, or sell them to third-party financial institutions in exchange for cash. Bank notes sold to third-party financial institutions without recourse are likewise accounted for as true sales.

	Three Months Ended March 31,
	2023	2022
	(Dollars in millions)
Eligible receivables sold without recourse	$182	$143
Guaranteed bank notes sold without recourse	—	28
The expenses related to the sale of trade receivables and guaranteed bank notes are recognized within Other expense, net in the Consolidated Interim Statements of Operations, and were immaterial for the three months ended March 31, 2023 and 2022.

	March 31, 2023	December 31, 2022
	(Dollars in millions)
Receivables sold but not yet collected by the bank from the customer	$3	$5
Guaranteed bank notes sold but not yet collected by the bank from the customer	—	—
As of March 31, 2023 and December 31, 2022, the Company has no guaranteed bank notes pledged as collateral.

Note 8. Inventories—Net

	March 31, 2023	December 31, 2022
	(Dollars in millions)
Raw materials	$208	$203
Work in process	21	18
Finished products	108	80
	337	301
Less—Reserves	(36)	(31)
	$301	$270

Note 9. Other Assets

	March 31, 2023	December 31, 2022
	(Dollars in millions)
Advanced discounts to customers, non-current	$50	$51
Operating right-of-use assets (Note 13)	44	44
Income tax receivable	22	22
Pension and other employee related	4	4
Designated cross-currency swaps	60	74
Designated and undesignated derivatives	69	76
Other	10	10
	$259	$281

Note 10. Supplier Financing
The Company has supplier financing arrangements with two third-party financial institutions under which certain suppliers may factor their receivables from Garrett. The Company also enters into arrangements with banking institutions to issue bankers acceptance drafts in settlement of accounts payables, primarily in the Asia Pacific region. The bankers acceptance drafts, or guaranteed bank notes, have a contractual maturity of six months or less, and may be held by suppliers until maturity, transferred to their suppliers, or discounted with financial institutions in exchange for cash. The supplier financing obligations and guaranteed bank notes outstanding are recorded within Accounts payable in our Consolidated Interim Balance Sheet.

	March 31, 2023	December 31, 2022
	(Dollars in millions)
Supplier financing obligations outstanding with financial institutions	$60	$33
Guaranteed bank notes outstanding	218	171
Note 11. Accrued Liabilities

	March 31, 2023	December 31, 2022
	(Dollars in millions)
Customer pricing reserve	$56	$50
Compensation, benefit and other employee related	65	69
Repositioning	12	9
Product warranties and performance guarantees - short-term (Note 20)	19	18
Income and other taxes	58	39
Advanced discounts from suppliers, current	7	8
Customer advances and deferred income (1)	26	29
Accrued interest	15	13
Short-term lease liability (Note 13)	9	9
Accrued freight	10	9
Dividends payable (Note 15)	42	42
Other (primarily operating expenses) (2)	29	25
	$348	$320
(1)Customer advances and deferred income include $10 million and $8 million of contract liabilities as of March 31, 2023 and December 31, 2022, respectively. See Note 3, Revenue Recognition and Contracts with Customers.
(2)Includes $4 million and $3 million of environmental liabilities as of March 31, 2023 and December 31, 2022, respectively.
The Company accrues repositioning costs related to projects to optimize its product costs and right-size our organizational structure. Expenses related to the repositioning accruals are included in Cost of goods sold and Selling, general and administrative expenses in our Consolidated Interim Statements of Operations.

	Severance Costs	Other Costs	Total
	(Dollars in millions)
Balance at December 31, 2022	$9	$—	$9
Charges	5	2	7
Usage—cash	(2)	—	(2)
Non-cash asset write-offs	—	(2)	(2)
Balance at March 31, 2023	$12	$—	$12

	Severance Costs	Other Costs	Total
	(Dollars in millions)
Balance at December 31, 2021	$10	$—	$10
Charges	1	—	1
Usage—cash	(3)	—	(3)
Balance at March 31, 2022	$8	$—	$8

Note 12. Other Liabilities

	March 31, 2023	December 31, 2022
	(Dollars in millions)
Income taxes	$102	$99
Pension and other employee related	20	21
Long-term lease liability (Note 13)	36	36
Advanced discounts from suppliers	5	6
Product warranties and performance guarantees – long-term (Note 20)	10	10
Environmental remediation – long term	14	14
Long-term accounts payable	8	8
Other	13	11
	208	205

Note 13. Leases
We have operating leases that primarily consist of real estate, machinery and equipment. Our leases have remaining lease terms of up to 15 years, some of which include options to extend the leases for up to two years, and some of which include options to terminate the leases within the year.
The components of lease expense are as follows:

	Three Months Ended March 31,
	2023	2022
	(Dollars in millions)
Operating lease cost	$4	$4
Supplemental cash flow information related to operating leases is as follows:

	Three Months Ended March 31,
	2023	2022
	(Dollars in millions)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	$4	$3
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	—	1
Supplemental balance sheet information related to operating leases is as follows:

	March 31, 2023	December 31, 2022
	(Dollars in millions)
Other assets	$44	$44
Accrued liabilities	9	9
Other liabilities	36	36

	March 31, 2023	December 31, 2022
Weighted-average remaining lease term (in years)	8.33	8.41
Weighted-average discount rate	5.59%	5.61%

Maturities of operating lease liabilities as of March 31, 2023 were as follows:

(Dollars in millions)
2023	$8
2024	9
2025	7
2026	6
2027	5
Thereafter	20
Total lease payments	55
Less imputed interest	(10)
$45

Note 14. Long-term Debt and Credit Agreements
The principal outstanding and carrying amounts of our long-term debt as of March 31, 2023 and December 31, 2022 are as follows:

	Due	Interest Rate	March 31, 2023	December 31, 2022
Dollar Term Facility	4/30/2028	LIBOR plus 325 bps	$704	$706
Euro Term Facility	4/30/2028	EURIBOR plus 350 bps	489	480
Total principal outstanding			1,193	1,186
Less: unamortized deferred financing costs			(29)	(31)
Less: current portion of long-term debt			(7)	(7)
Total long-term debt			$1,157	$1,148
Credit Facilities
On April 30, 2021, the Company entered into a credit agreement (as amended from time to time, the "Credit Agreement") providing for senior secured financing, consisting of a seven-year secured first-lien U.S. Dollar term loan facility initially in the amount of $715 million (the “Dollar Term Facility”), a seven-year secured first-lien Euro term loan facility initially in the amount of €450 million (the “Euro Term Facility,” and together with the Dollar Term Facility, the “Term Loan Facilities”); and a five-year senior secured first-lien revolving credit facility initially in the amount of $300 million providing for multi-currency revolving loans, (the “Revolving Facility,” and together with the Term Loan Facilities, the “Credit Facilities”).
Following amendments to the Credit Agreement in 2022, the maximum amount of borrowings available under the Revolving Facility is $475 million, and the Company may use up to $125 million for the issuance of letters of credit to its subsidiaries. Letters of credit are available for issuance under the Credit Agreement on terms and conditions customary for financings of this kind, which issuances reduce availability under the Revolving Facility. The Revolving Facility matures on April 30, 2026, with certain extension rights at the discretion of each lender. As of March 31, 2023 the Company had no loans outstanding under the Revolving Facility, no outstanding letters of credit, and available borrowing capacity of approximately $475 million.
Separate from the Revolving Facility, the Company has a bilateral letter of credit facility, which also matures on April 30, 2026. On September 14, 2022, the Company amended the bilateral letter of credit agreement to reduce the available capacity from $35 million to $15 million. The maturity date and other terms of the amended agreement remained the same. As of March 31, 2023, the Company had $12 million utilized and $3 million of remaining available capacity under such facility.

Interest Rate and Fees
The Dollar Term Facility is subject to an interest rate, at our option, of either (a) an alternate base rate (“ABR”) (which shall not be less than 1.50%) or (b) an adjusted LIBOR rate (“LIBOR”) (which shall not be less than 0.50%), in each case, plus an applicable margin equal to 3.25% in the case of LIBOR loans and 2.25% in the case of ABR loans. The Euro Term Facility is subject to an interest rate equal to an adjusted EURIBOR rate (which shall not be less than zero) plus an applicable margin equal to 3.50%. Interest payments with respect to the Dollar and Euro Term Facilities are required either on a quarterly basis (for ABR loans) or at the end of each interest period (for LIBOR and EURIBOR loans) or, if the duration of the applicable interest period exceeds three months, then every three months.
The Revolving Facility is subject to an interest rate comprised of an applicable benchmark rate as provided under the Credit Agreement (which shall not be less than 1.00% if such benchmark is the ABR rate and not less than 0.00% in the case of other applicable benchmark rates) that is selected based on the currency in which borrowings are outstanding thereunder, in each case, plus an applicable margin, that may vary based on our leverage ratio.
In addition to paying interest on outstanding borrowings under the Revolving Facility, we are also required to pay a quarterly commitment fee based on the average daily unused portion of the Revolving Facility during such quarter, which is determined by our leverage ratio and ranges from 0.25% to 0.50% per annum.
Prepayments
The Credit Agreement also contains certain mandatory prepayment provisions in the event that we incur certain types of indebtedness, receive net cash proceeds from certain non-ordinary course asset sales or other dispositions of property, or have excess cash flow (calculated on an annual basis with the required prepayment equal to 50%, 25% or 0% of such excess cash flow, subject to compliance with certain leverage ratios), in each case subject to terms and conditions customary for financings of this kind.
Certain Covenants
The Credit Agreement contains certain affirmative and negative covenants customary for financings of this type. The Revolving Facility also contains a financial covenant requiring the maintenance of a consolidated total leverage ratio of not greater than 4.7 times as of the end of each fiscal quarter if, on the last day of any such fiscal quarter, the aggregate amount of loans and letters of credit (excluding backstopped or cash collateralized letters of credit and other letters of credit with an aggregate face amount not exceeding $30 million) outstanding under the Revolving Facility exceeds 35% of the aggregate commitments in effect thereunder on such date. As of March 31, 2023, the Company was in compliance with all covenants.

Note 15. Series A Preferred Stock
On March 8, 2023, the Disinterested Directors Committee of the Board of Directors (the "Board") of the Company declared a cash dividend of $0.17 per share on the Company's Series A Preferred Stock. As of the record date of March 22, 2023, a total of 245,045,431 shares of Series A Preferred Stock were outstanding, resulting in an aggregate dividend amount of $42 million. Cash was transferred on March 29, 2023 to the transfer agent for the Series A Preferred Stock in the amount of $42 million for the settlement of the dividend which occurred on April 3, 2023. As of March 31, 2023, a dividend payable of $42 million was recorded within Accrued liabilities, and the cash held by the transfer agent was recorded within Other current assets.
As of March 31, 2023, the remaining unpaid cumulative dividends not yet declared on the shares of Series A Preferred Stock outstanding as of that date was $169 million.

Note 16. Financial Instruments and Fair Value Measures
Our credit, market and foreign currency risk management policies are described in Note 19, Financial Instruments and Fair Value Measures, to the Consolidated Financial Statements for the year ended December 31, 2022 included in our 2022 Form 10-K. As of March 31, 2023 and December 31, 2022, we had contracts with aggregate gross notional amounts of $2,734 million and $2,621 million, respectively, to hedge interest rates and foreign currencies, principally the U.S. Dollar, Swiss Franc, British Pound, Euro, Chinese Yuan, Japanese Yen, Mexican Peso, New Romanian Leu, Czech Koruna, Australian Dollar and Korean Won.

Fair Value of Financial Instruments
The FASB’s accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Financial and nonfinancial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of March 31, 2023 and December 31, 2022:

			Fair Value
	Notional Amounts		Assets			Liabilities
	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022		March 31, 2023	December 31, 2022
Designated instruments:
Designated forward currency exchange contracts	$529	$565	$18	$22	(a)	$6	$6	(c)
Designated cross-currency swap	715	715	60	74	(b)	—	—
Total designated instruments	1,244	1,280	78	96		6	6
Undesignated instruments:
Undesignated interest rate swap	1,043	1,024	69	76	(b)	—	—
Undesignated forward currency exchange contracts	447	317	2	4	(a)	6	2	(c)
Total undesignated instruments	1,490	1,341	71	80		6	2
Total designated and undesignated instruments	$2,734	$2,621	$149	$176		$12	$8
(a) Recorded within Other current assets
(b) Recorded within Other assets
(c) Recorded within Accrued liabilities
As of March 31, 2023, the Company had outstanding interest rate swaps with an aggregate notional amount of €960 million, with maturities of April 2023, April 2024, April 2025, April 2026, April 2027 and April 2028. The Company uses interest rate swaps specifically to mitigate variable interest risk exposure on its long-term debt portfolio and has not designated them as hedging instruments for accounting purposes.
The cross-currency swaps have been designated as net investment hedges of its Euro-denominated operations. As of March 31, 2023, an aggregate notional amount of €606 million was designated as net investment hedges of the Company’s investment in Euro-denominated operations. The cross-currency swaps’ fair values were net assets of $60 million at March 31, 2023. Our Consolidated Interim Statements of Comprehensive Income include Changes in fair value of net investment hedges, net of tax, of $(5) million and $13 million, during the three months ended March 31, 2023 and 2022, respectively, related to these net investment hedges. No ineffectiveness has been recorded on the net investment hedges.
The Company's forward currency exchange contracts under our cash flow hedging program are assessed as highly effective and are designated as cash flow hedges. Gains and losses on derivatives qualifying as cash flow hedges are recorded in Accumulated other comprehensive income until the underlying transactions are recognized in earnings.
The foreign currency exchange, interest rate swap and cross-currency swap contracts are valued using market observable inputs. As such, these derivative instruments are classified within Level 2. The assumptions used in measuring the fair value of the cross-currency swap are considered Level 2 inputs, which are based upon market-observable interest rate curves, cross-currency basis curves, credit default swap curves, and foreign exchange rates.
The carrying value of Cash, cash equivalents and restricted cash, Account receivables and Notes and Other receivables contained in the Consolidated Interim Balance Sheet approximates fair value.

The following table sets forth the Company’s financial assets and liabilities that were not carried at fair value:

	March 31, 2023		December 31, 2022
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(Dollars in millions)
Term Loan Facilities	$1,164	$1,168	$1,156	$1,151
The Company determined the fair value of certain of its long-term debt and related current maturities utilizing transactions in the listed markets for similar liabilities. As such, the fair value of the long-term debt and related current maturities is considered Level 2.

Note 17. Accumulated Other Comprehensive Income
The changes in Accumulated Other Comprehensive Income by component are set forth below:

	Foreign Exchange Translation Adjustment	Changes in Fair Value of Effective Cash Flow Hedges	Changes in Fair Value of Net Investment Hedges	Pension Adjustments	Total Accumulated Other Comprehensive Income
	(Dollars in millions)
Balance at December 31, 2022	$(44)	$13	$85	$(18)	$36
Other comprehensive income before reclassifications	2	5	(5)	—	2
Amounts reclassified from accumulated other comprehensive income	—	(8)	—	—	(8)
Net current period other comprehensive income	2	(3)	(5)	—	(6)
Balance at March 31, 2023	$(42)	$10	$80	$(18)	$30

	Foreign Exchange Translation Adjustment	Changes in Fair Value of Effective Cash Flow Hedges	Changes in Fair Value of Net Investment Hedges	Pension Adjustments	Total Accumulated Other Comprehensive Income
	(Dollars in millions)
Balance at December 31, 2021	$(43)	$7	$41	$(9)	$(4)
Other comprehensive income before reclassifications	2	13	13	—	28
Amounts reclassified from accumulated other comprehensive income	—	(5)	—	—	(5)
Net current period other comprehensive income	2	8	13	—	23
Balance at March 31, 2022	$(41)	$15	$54	$(9)	$19

Note 18. Earnings Per Share
Earnings per share ("EPS") is calculated using the two-class method pursuant to the issuance of our Series A Preferred Stock. Our Series A Preferred Stock is considered a participating security because holders of the Series A Preferred Stock will also be entitled to such dividends paid to holders of Common Stock to the same extent on an as-converted basis. The two-class method requires an allocation of earnings to all securities that participate in dividends with common shares, such as our Series A Preferred Stock, to the extent that each security may share in the entity’s earnings. Basic earnings per share are then calculated by dividing undistributed earnings allocated to common stock by the weighted average number of common shares outstanding for the period. The Series A Preferred Stock is not included in the computation of basic earnings per share in periods in which we have a net loss, as the Series A Preferred Stock is not contractually obligated to share in our net losses.
Diluted earnings per share for the three months ended March 31, 2023 and 2022 is calculated using the more dilutive of the two-class or if-converted methods. The two-class method uses net income available to common shareholders and assumes conversion of all potential shares other than the participating securities. The if-converted method uses net income and assumes conversion of all potential shares including the participating securities.
The details of the EPS calculations for the three months ended March 31, 2023 and 2022 are as follows:

	Three Months Ended March 31,
	2023	2022
	(Dollars in millions except per share)
Basic earnings per share:
Net income	$81	$88
Less: preferred stock dividend	(40)	(38)
Net income available for distribution	41	50
Less: earnings allocated to participating securities	(32)	(40)
Net income available to common shareholders	$9	$10
Weighted average common shares outstanding - Basic	64,896,081	64,538,527
EPS – Basic	$0.13	$0.15

Diluted earnings per share:
Method used:	Two-class	Two-class
Weighted average common shares outstanding - Basic	64,896,081	64,538,527
Dilutive effect of unvested RSUs and other contingently issuable shares	1,074,642	193,563
Weighted average common shares outstanding – Diluted	65,970,723	64,732,090
EPS – Diluted	$0.13	$0.15

Note 19. Related Party Transactions
We lease certain facilities and receive property maintenance services from Honeywell, which was the owner of our Series B Preferred Stock that was fully redeemed by the Company on June 28, 2022, is a holder of our common stock and Series A Preferred Stock. We also contract with Honeywell for the occasional purchase of certain goods and services. Lease and service agreements were made at commercial terms prevalent in the market at the time they were executed.

	Three Months Ended March 31,
	2023	2022
	(Dollars in millions)
Payments under agreements with Honeywell	$2	$2
Our payments under the agreements with Honeywell were included in Cost of goods sold and Selling, general and administrative expenses in our Consolidated Interim Statements of Operations. Related to the agreements with Honeywell, our Consolidated Interim Balance Sheet at March 31, 2023 and our Consolidated Balance Sheet at December 31, 2022 includes liabilities of $9 million and $10 million, respectively. Liability balances are primarily related to lease contracts of $7 million and $7 million as of March 31, 2023 and December 31, 2022, respectively.

Note 20. Commitments and Contingencies
Securities Litigation
On September 25, 2020, a putative securities class action complaint was filed against Garrett Motion Inc. and certain current and former Garrett officers and directors in the United States District Court for the Southern District of New York. The case bears the caption: Steven Husson, Individually and On Behalf of All Others Similarly Situated, v. Garrett Motion Inc., Olivier Rabiller, Alessandro Gili, Peter Bracke, Sean Deason, and Su Ping Lu, Case No. 1:20-cv-07992-JPC (SDNY) (the “Husson Action”). The Husson Action asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 as amended (the "Exchange Act"), for securities fraud and control person liability. On September 28, 2020, the plaintiff sought to voluntarily dismiss his claim against Garrett Motion Inc. in light of the Company’s bankruptcy; this request was granted.
On October 5, 2020, another putative securities class action complaint was filed against certain current and former Garrett officers and directors in the United States District Court for the Southern District of New York. This case bears the caption: The Gabelli Asset Fund, The Gabelli Dividend & Income Trust, The Gabelli Value 25 Fund Inc., The Gabelli Equity Trust Inc., SM Investors LP and SM Investors II LP, on behalf of themselves and all others similarly situated, v. Su Ping Lu, Olivier Rabiller, Alessandro Gili, Peter Bracke, Sean Deason, Craig Balis, Thierry Mabru, Russell James, Carlos M. Cardoso, Maura J. Clark, Courtney M. Enghauser, Susan L. Main, Carsten Reinhardt, and Scott A. Tozier, Case No. 1:20-cv-08296-JPC (SDNY) (the “Gabelli Action”). The Gabelli Action also asserted claims under Sections 10(b) and 20(a) of the Exchange Act.
On November 5, 2020, another putative securities class action complaint was filed against certain current and former Garrett officers and directors in the United States District Court for the Southern District of New York. This case bears the caption: Joseph Froehlich, Individually and On Behalf of All Others Similarly Situated, v. Olivier Rabiller, Allesandro Gili, Peter Bracke, Sean Deason, and Su Ping Lu, Case No. 1:20-cv-09279-JPC (SDNY) (the “Froehlich Action”). The Froehlich Action also asserted claims under Sections 10(b) and 20(a) of the Exchange Act.
The actions were assigned to Judge John P. Cronan. On November 24, 2020, competing motions were filed seeking the appointment of lead plaintiff and lead counsel and the consolidation of the Husson, Gabelli, and Froehlich Actions.
On December 8, 2020, counsel for the plaintiffs in the Gabelli Action — the Entwistle & Cappucci law firm — filed an unopposed stipulation and proposed order that would (1) appoint the plaintiffs in the Gabelli Action — the “Gabelli Entities” — the lead plaintiffs; (2) would appoint Entwistle & Cappucci as lead counsel for the plaintiff class; and (3) consolidate the Gabelli Action, the Husson Action, and the Froehlich Action (the “Consolidated D&O Action”). On January 21, 2021, the Court granted the motion to consolidate the actions and granted the Gabelli Entities’ motions for appointment as lead plaintiff and for selection of lead counsel. On February 25, 2021, plaintiffs filed a Consolidated Amended Complaint.
The Company’s insurer, AIG, has accepted the defense, subject to the customary reservation of rights.
The Company agreed with the Gabelli Entities and their lead counsel to permit a class claim to be recognized in the bankruptcy court and to have securities claims against the Company to be litigated in the district court alongside the Consolidated D&O Action. The Gabelli Entities have agreed that any recoveries against Garrett Motion Inc. on account of securities claims litigated through the class claim are limited to available insurance policy proceeds. On July 2, 2021, the bankruptcy court entered an order approving the joint request from the Company and the Gabelli Entities to handle the securities claims against Garrett Motion Inc. in this manner.
The Gabelli Entities were authorized, and on July 22, 2021 filed a second amended complaint to add claims against Garrett Motion Inc. On August 11, 2021, Garrett Motion Inc., Olivier Rabiller, Alessandro Gili, Peter Bracke, Sean Deason, Russell James, Carlos Cardoso, Maura Clark, Courtney Enghauser, Susan Main, Carsten Reinhardt, and Scott Tozier filed a motion to dismiss with respect to claims asserted against them. On the same day, Su Ping Lu, who is represented separately, filed a motion to dismiss with respect to the claims asserted against her. Lead plaintiffs’ opposition to the motions to dismiss was filed on October 26, 2021, and the defendant's reply briefs were filed on or before December 8, 2021. On March 31, 2022, the judge dismissed the complaints entirely - Su Ping Lu's motion to dismiss was granted with prejudice while the court granted the plaintiffs 30 days to file a third amended complaint against the Company and the other defendants.
On May 2, 2022, the plaintiffs filed a Third Amended Complaint (“TAC”) against all of the foregoing Defendants apart from Alessandro Gili and Su Ping Lu. On June 24, 2022, defendants moved to dismiss the TAC in its entirety, with prejudice. Plaintiffs filed their opposition on August 16, 2022, and defendants filed their reply brief on September 23, 2022. On September 22, 2022, the action was reassigned from Judge John P. Cronan to Judge Jennifer L. Rochon, who was recently appointed. On March 31, 2023, the action was dismissed with prejudice and the plaintiffs have 30 days to file an appeal.
Brazilian Tax Matter
In September 2020, the Brazilian tax authorities issued an infraction notice against Garrett Motion Industria Automotiva Brasil Ltda, challenging the use of certain tax credits (“Befiex Credits”) between January 2017 and February 2020. The infraction notice results in a loss contingency that may or may not ultimately be incurred by the Company. The estimated total amount of the contingency as of March 31, 2023 was $35 million including penalties and interest. The Company believes, based on management’s assessment and the advice of external legal counsel, that it has meritorious arguments in connection with the infraction notice and any liability for the infraction notice is currently not probable. Accordingly, no accrual is required at this time.
Warranties and Guarantees
In the normal course of business, we issue product warranties and product performance guarantees. We accrue for the estimated cost of product warranties and performance guarantees based on contract terms and historical experience at the time of sale to the customer. Adjustments to initial obligations for warranties and guarantees are made as changes to the obligations become reasonably estimable. Product warranties and product performance guarantees are included in Accrued Liabilities and Other Liabilities. The following table summarizes information concerning our recorded obligations for product warranties and product performance guarantees.

	Three Months Ended March 31,
	2023	2022
	(Dollars in millions)
Warranty and product performance guarantees at beginning of period	$28	$32
Accruals for warranties/guarantees issued during the year	3	3
Settlement of warranty/guarantee claims	(3)	(3)
Warranty and product performance guarantees at end of period	$28	$32
Other Commitments and Contingencies
We are subject to other lawsuits, investigations and disputes arising out of the conduct of our business, including matters relating to commercial transactions, government contracts, product liability, prior acquisitions and divestitures, employee benefit plans, intellectual property and environmental, health and safety matters. We recognize a liability for any contingency that is probable of occurring and reasonably estimable. We continually assess the likelihood of adverse judgments of outcomes in these matters, as well as potential ranges of possible losses (taking into consideration any insurance recoveries), based on a careful analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts.
Note 21. Pension Benefits
We sponsor several funded U.S. and non-U.S. defined benefit pension plans. Significant plans outside the U.S. are in Switzerland and Ireland. Other pension plans outside the U.S. are not material to the Company, either individually or in the aggregate.
Our general funding policy for qualified defined benefit pension plans is to contribute amounts at least sufficient to satisfy regulatory funding standards. We are not required to make any contributions to our U.S. pension plan in 2023. We expect to make contributions of cash and/or marketable securities of approximately $7 million to our non-U.S. pension plans to satisfy regulatory funding standards in 2023, of which $1 million has been contributed as of March 31, 2023.

Net periodic benefit costs for our significant defined benefit plans include the following components:

	Three Months Ended March 31,
	U.S. Plans		Non-U.S. Plan
	2023	2022	2023	2022
	(Dollars in millions)
Service cost	$—	$—	$1	$2
Interest cost	2	1	1	—
Expected return on plan assets	(2)	(2)	(2)	(2)
Amortization of prior service (credit)	—	—	—	—
	$—	$(1)	$—	$—
For both our U.S. and non-U.S. defined benefit pension plans, we estimate the service and interest cost components of net periodic benefit (income) cost by utilizing a full yield curve approach in the estimation of these cost components by applying the specific spot rates along the yield curve used in the determination of the pension benefit obligation to their underlying projected cash flows. This approach provides a more precise measurement of service and interest costs by improving the correlation between projected cash flows and their corresponding spot rates.
Note 22. Subsequent Events
On April 12, 2023, the Company entered into separate definitive agreements (the “Agreements”) with each of Centerbridge Partners, L.P. (“Centerbridge”) and funds managed by Oaktree Capital Management, L.P. (“Oaktree”) to effect a series of integrated transactions designed to increase the attractiveness of the Company to investors, including by simplifying the Company’s capital stock by converting all outstanding Series A Preferred Stock into a single class of Common Stock, on or about July 3, 2023, subject to certain conditions.
Pursuant to the Agreements and subject to the completion of the debt financing described below, the Company’s Series A Preferred Stock will convert into shares of the Company’s Common Stock in a manner similar to the conversion procedures of an Automatic Conversion Event set forth in the existing Certificate of Designations for the Series A Preferred Stock. The conversion will occur pursuant to an amendment and restatement of the Certificate of Designations for the Series A Preferred Stock, which has been approved by the Board of Directors and consented to by Centerbridge and Oaktree as the holders of a majority of the Series A Preferred Stock.
The Company will repurchase approximately $280 million and $290 million of Series A Preferred Stock from Centerbridge and Oaktree, respectively, for a total of $570 million, at a cash price of $8.10 per share which will be adjusted to equal the volume-weighted average price of the Common Stock for the fifteen trading days following the announcement of the transactions, subject to a minimum price of $7.875 per share and a maximum price of $8.50 per share.
In addition, all holders of Series A Preferred Stock will receive an amount equal to:
•$0.17 per share, representing the preference dividends that will accrue on the Series A Preferred Stock from April 1, 2023 through June 30, 2023; plus
•Approximately $0.6835 per share, representing other accrued and unpaid preference dividends on the Series A Preferred Stock; and
•$0.144375 per share, representing the preference dividends that would have accrued on the Series A Preferred Stock from July 1, 2023 through September 30, 2023.
Other than the preference dividend that would have accrued through September 30, 2023, which will be paid in cash, these amounts may be paid to all holders in cash, stock, or a combination of cash and stock, at the election of the Company, and any stock issued will be valued at the adjusted purchase price paid to Centerbridge and Oaktree.
The repurchases will be funded with approximately $700 million of new debt, which is expected to be in the form of a new term loan B under the Company’s existing credit agreement, subject to certain modifications related to the transaction, and is expected to be consummated in Q2 2023.
The repurchase of the shares of Series A Preferred Stock from Centerbridge and Oaktree pursuant to the Agreements is subject to the completion of the debt financing, the effectiveness of the amended and restated Certificate of Designations for the Series A Preferred Stock, and certain other customary conditions. The conversion of the Series A Preferred Stock into shares of Common Stock pursuant to the amended and restated Certificate of Designations for the Series A Preferred Stock is subject to the completion of the repurchases of the shares of Series A Preferred Stock from Centerbridge and Oaktree.
The Company has also announced an increase in its share repurchase authorization to $250 million. Under the share repurchase program, the Company may repurchase shares of Series A Preferred Stock or Common Stock in open market transactions, privately negotiated purchases and other transactions from time to time.
As part of the Agreements, Centerbridge and Oaktree have also agreed with the Company to certain changes to their governance rights under the Company’s governance documents, including a reduction of their existing board nomination rights, as well as lock-up restrictions on their equity securities of the Company for up to twelve months, and certain limits on their ability to purchase additional equity securities of the Company and to voting limitations, in each case for a period of up to eighteen months.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations, which we refer to as our “MD&A,” should be read in conjunction with our Consolidated Interim Financial Statements and related notes appearing elsewhere in this Quarterly Report on Form 10-Q as well as the audited annual Consolidated Financial Statements for the year ended December 31, 2022, included in our Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 14, 2023 (our “2022 Form 10-K”). Some of the information contained in this MD&A or set forth elsewhere in this Quarterly Report on Form 10-Q, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many important factors, including those set forth in the “Risk Factors” section of our 2022 Form 10-K and this Quarterly Report on Form 10-Q, our actual results could differ materially from the results described in, or implied, by these forward-looking statements.
The following MD&A is intended to help you understand the results of operations and financial condition of Garrett Motion Inc., for the three months ended March 31, 2023.
Executive Summary
For the three months ended March 31, 2023, net sales were $970 million, an increase compared to prior year of $69 million or 8%, including an unfavorable impact of $47 million or 5% due to foreign currency translation driven by lower Euro-to-US dollar exchange rates. This increase was driven by higher volumes as the industry recovers and the semiconductor shortages experienced in the prior year abate, as well as share of demand gains from new product ramp-ups and launches, and inflation recoveries net of pricing across all product lines.
For the three months ended March 31, 2023, our light vehicle product sales (which comprise diesel and gasoline products, including products for passenger cars, SUVs, light trucks, and other products) accounted for approximately 69% of our revenues. Commercial vehicle product sales (products for on- and off-highway trucks, construction, agriculture and power-generation machines) accounted for 19% of our revenues. Our OEM sales contributed approximately 88% of our revenues while our aftermarket and other products contributed 12% of our revenues. Approximately 51% of our revenues came from sales to customers located in Europe, 29% from sales to customers located in Asia, 18% from sales to customers in North America, and 2% from sales to customers in other international markets.
On March 8, 2023, we declared a cash dividend of $0.17 per share on our Series A Preferred Stock, payable to shareholders of record as of the close of business on March 22, 2023. On March 29, 2023, we transferred the aggregate dividend amount of $42 million to the transfer agent, for the settlement of the dividend to the shareholders of record, which occurred on April 3, 2023.
On April 12, 2023, we entered into separate transaction agreements with Centerbridge and Oaktree (collectively, the "Transaction Agreements") to effect a series of integrated transactions designed to increase the attractiveness of the Company to investors, including by simplifying our capital structure through a conversion of all shares of the Series A Preferred Stock into shares of Common Stock on or about July 3, 2023. The transactions contemplated by the Transaction Agreements include, among other things, the cash repurchase of approximately $570 million of shares of Series A Preferred Stock, comprised of approximately $280 million of shares from Centerbridge and approximately $290 million of shares from Oaktree, subject to the successful completion by the Company of a debt financing of approximately $700 million, which the Company currently intends to be in the form of a new $700 million term loan B. The Board of Directors has also approved, and each of Centerbridge and Oaktree have consented to, an amendment and restatement of the Certificate of Designation of the Series A Preferred Stock. In connection with the conversion of the Series A Preferred Stock, holders of Series A Preferred Stock will receive accrued and unpaid dividends on their shares until conversion, as well as certain other dividends and amounts payable in respect of their shares, including an additional amount that represents the dividends that would have accrued on the Series A Preferred Stock through September 30, 2023. As part of the Agreements, Centerbridge and Oaktree have also agreed with the Company to certain changes to their governance rights under the Company’s governance documents, including a reduction of their existing board nomination rights, as well as lock-up restrictions on their equity securities of the Company for up to twelve months, and certain limits on their ability to purchase additional equity securities of the Company and to voting limitations, in each case for a period of up to eighteen months. The foregoing description of the transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreements, which are incorporated by reference as Exhibits 10.1 and 10.2 to this Quarterly Report on Form 10-Q.
On April 12, 2023, the Board of Directors also authorized an increase in our share repurchase program, from $100 million to an aggregate amount of $250 million available as of April 12, 2023.

Disaggregated Revenue
The following tables show our revenues by geographic region and product line for the three months ended March 31, 2023 and 2022, respectively.
By Region

	Three Months Ended March 31,
	2023		2022
	(Dollars in millions)
United States	$173	18%	$153	17%
Europe	497	51%	451	50%
Asia	282	29%	282	31%
Other	18	2%	15	2%
Total	$970		$901

By Product Line

	Three Months Ended March 31,
	2023		2022
	(Dollars in millions)
Diesel	$262	27%	$254	28%
Gas	403	42%	363	40%
Commercial Vehicle	183	19%	166	19%
Aftermarket	110	11%	105	12%
Other	12	1%	13	1%
Total	$970		$901

Results of Operations for the Three Months Ended March 31, 2023
Net Sales

	Three Months Ended March 31,
	2023	2022
	(Dollars in millions)
Net sales	$970	$901
% change compared with prior period	7.7%
For the three months ended March 31, 2023, net sales increased compared to prior year by $69 million or 8%, including an unfavorable impact of $47 million or 5% due to foreign currency translation driven by lower Euro-to-US dollar exchange rates. This increase was driven by volume upside as the industry recovers and the semiconductor shortages experienced in the prior year abate, as well as share of demand gains from new product ramp-ups and launches, and inflation recoveries net of pricing across all product lines.

Gasoline product sales increased by $40 million or 11% (including an unfavorable impact of $21 million or 6% due to foreign currency translation), primarily driven by industry recovery including reduced semiconductor shortages versus prior year, as well as new product launches in Europe, Asia and North America.
Diesel product sales increased by $8 million or 3% (including an unfavorable impact of $13 million or 5% due to foreign currency translation), primarily driven by industry recovery in Europe, Korea and North America, balanced by soft light commercial vehicle demand in China affected by ripple effects from the end of their zero COVID policy.
Commercial vehicle sales increased by $17 million or 10% (including an unfavorable impact of $9 million or 5% due to foreign currency translation), primarily driven by strong demand in Europe, Japan and North America in a less disruptive environment for both on and off-highway products combined with the ramp up to peak volumes on new programs.
Aftermarket sales improved by $5 million or 5% (including an unfavorable impact of $3 million or 3% due to foreign currency translation), primarily due to strong demand in Europe and Asia Pacific related to favorable aftermarket conditions such as continued high demand for replacement parts, recovery in China from the end of their zero COVID policy, as well as growth through new product introductions, favorable pricing impacts and improved shipment performance.
Cost of Goods Sold and Gross Profit

	Three Months Ended March 31,
	2023	2022
	(Dollars in millions)
Cost of goods sold	$781	$726
% change compared with prior period	7.6%
Gross profit percentage	19.5%	19.4%

	Cost of Goods Sold		Gross Profit
	(Dollars in millions)
Cost of Goods Sold / Gross Profit for the three months ended March 31, 2022	$726		$175
Increase/(decrease) due to:
Volume	41		18
Product mix	34		4
Price, net of inflation pass-through	—		23
Commodity, transportation & energy inflation	26		(26)
Productivity, net	(13)		8
Research & development	3		(3)
Foreign exchange rate impacts	(36)		(10)
Cost of Goods Sold / Gross Profit for the three months ended March 31, 2023	$781	781	$189
For the three months ended March 31, 2023, cost of goods sold increased by $55 million, primarily driven by our higher sales volumes and product mix, which contributed to increases of $41 million and $34 million, respectively. Cost of goods sold further increased due to $26 million of inflation on commodities, energy and transportation, as well as a $3 million increase in Research and development ("R&D") costs which reflects our shift in investment in new technologies and headcount increase year-over-year. Our continued focus on productivity, net of labor inflation, contributed to a decrease in cost of goods sold of $13 million. Foreign currency impacts from transactional, translational and hedging effects also contributed to decreases of $36 million.
Gross profit increased by $14 million, mainly driven by the higher sales volumes of $18 million and $23 million of inflation recoveries from customer pass-through agreements net of pricing reductions. Furthermore, gross profit increased $8 million from higher productivity net of labor inflation and $4 million of favorable product mix. These increases were partially offset by $26 million inflation on commodities, energy costs and transportation, as discussed above, and $3 million of higher R&D costs. Foreign currency impacts from transactional, translational and hedging effects also contributed to decreases of $10 million.

Selling, General and Administrative Expenses

	Three Months Ended March 31,
	2023	2022
	(Dollars in millions)
Selling, general and administrative expense	$56	$53
% of sales	5.8%	5.9%
Selling, general and administrative (“SG&A”) expenses for the three months ended March 31, 2023 increased by $3 million compared with the prior year, primarily due to $3 million of lower incentive compensation expense in 2022 and $2 million of consultant fees related to our capital structure transformation, partially offset by $2 million of favorable impacts from foreign exchange rates.
Interest Expense

	Three Months Ended March 31,
	2023	2022
	(Dollars in millions)
Interest expense	$28	$23
For the three months ended March 31, 2023, interest expense increased by $5 million compared to the prior year, primarily due to $7 million of interest expense recorded from unrealized marked-to-market losses on our interest rate swaps.
Non-operating income

	Three Months Ended March 31,
	2023	2022
	(Dollars in millions)
Non-operating income	$(4)	$(28)
For the three months ended March 31, 2023, non-operating income decreased by $24 million from $28 million in the prior year period, primarily related to $27 million of interest income recorded in 2022 from unrealized marked-to-market gains on our interest rate swaps.
Tax Expense

	Three Months Ended March 31,
	2023	2022
	(Dollars in millions)
Tax expense	$27	$37
Effective tax rate	25.0%	29.6%
The decrease in the effective tax rate for the three months ended March 31, 2023 compared to the prior period is primarily related to a decrease in tax reserve true ups and additional global research and development benefits.
Net Income

	Three Months Ended March 31,
	2023	2022
	(Dollars in millions)
Net income	$81	$88
Net income margin	8.4%	9.8%

Net income for the three months ended March 31, 2023 decreased by $7 million compared with the prior year, primarily due to $24 million of lower non-operating income and $5 million of higher interest expense, partially offset by $14 million increase in gross profit and $10 million of lower tax expense, as discussed in the above sections.
Non-GAAP Measures
It is management’s intent to provide non-GAAP financial information to supplement the understanding of our business operations and performance, and it should be considered by the reader in addition to, but not instead of, the financial statements prepared in accordance with GAAP. Each non-GAAP financial measure is presented along with the most directly comparable GAAP measure so as not to imply that more emphasis should be placed on the non-GAAP measure. The non-GAAP financial information presented may be determined or calculated differently by other companies and may not be comparable to other similarly titled measures used by other companies. Additionally, the non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of the Company’s operating results as reported under GAAP.
EBITDA and Adjusted EBITDA (1)

	Three Months Ended March 31,
	2023	2022
	(Dollars in millions)
Net income (GAAP)	$81	$88
Interest expense, net of interest income	27	(4)
Tax expense	27	37
Depreciation	21	22
EBITDA (Non-GAAP)	156	143
Reorganization items, net (2)	—	1
Stock compensation expense (3)	3	2
Repositioning costs (4)	7	1
Discounting costs on factoring	1	1
Other non-operating income (5)	(1)	(2)
Capital structure transformation costs (6)	2	—
Adjusted EBITDA (Non-GAAP)	$168	$146
(1)We evaluate performance on the basis of EBITDA and Adjusted EBITDA. We define “EBITDA” as our net income calculated in accordance with U.S. GAAP, plus the sum of net interest expense, tax expense and depreciation. We define “Adjusted EBITDA” as EBITDA, plus the sum of net reorganization items, stock compensation expense, repositioning costs, discounting costs on factoring, other non-operating income and capital structure transformation costs. We believe that EBITDA and Adjusted EBITDA are important indicators of operating performance and provide useful information for investors because:
•EBITDA and Adjusted EBITDA exclude the effects of income taxes, as well as the effects of financing and investing activities by eliminating the effects of interest and depreciation expenses and therefore more closely measure our operational performance; and
•certain adjustment items, while periodically affecting our results, may vary significantly from period to period and have disproportionate effect in a given period, which affects the comparability of our results.
In addition, our management may use Adjusted EBITDA in setting performance incentive targets to align performance measurement with operational performance.
(2)The Company applied ASC 852 for periods subsequent to September 20, 2020, the date the Company and certain of its subsidiaries each filed a voluntary petition for relief under Chapter 11 of title 11 of the United States Code, to distinguish transactions and events that were directly associated with the Company’s reorganization from the ongoing operations of the business. Accordingly, certain expenses and gains incurred related to these transactions and events were recorded within Reorganization items, net in the Consolidated Interim Statements of Operations.

(3)Stock compensation expense includes only non-cash expenses.
(4)Repositioning costs includes severance costs related to restructuring projects to improve future productivity.
(5)Reflects the non-service component of net periodic pension costs and other income that are non-recurring or not considered directly related to the Company's operations.
(6)Reflects the third-party incremental costs that are directly attributable to the transformation of the Company's capital structure through the partial redemption and subsequent conversion of remaining outstanding Series A Preferred Stock into a single class of common stock.

Adjusted EBITDA for the Three Months Ended March 31, 2023

For the three months ended March 31, 2023, net income decreased by $7 million versus the prior year as discussed above within the Results of Operations for the Three Months Ended March 31, 2023 section.
Adjusted EBITDA increased by $22 million compared to the prior year, mainly due to volume increases, increased productivity and inflation pass-through net of pricing. These increases in Adjusted EBITDA were partially offset by inflation on commodities, energy and transportation, as well as unfavorable foreign exchange impacts.
During the three months ended March 31, 2023, we saw strong customer demand increases in all verticals, in a less disruptive environment, as the industry recovers and the semiconductor shortages experienced in the prior year abate, as well as favorable impacts from new product launches in gasoline. We also saw ramp up to peak volumes on programs in commercial vehicles and favorable aftermarket conditions such as continued high demand for replacement parts, recovery in China from the end of their zero COVID policy, as well as growth through new product introductions, favorable pricing impacts and improved shipment performance.
We maintained our focus on productivity in the current year as rising commodity prices led to higher raw material costs, particularly for nickel, aluminum and steel alloys. We recovered a majority of the increases from our customer pass-through agreements, especially for nickel, and continue to negotiate with our customers for further pass-through while actively managing our supply base and cost recovery mechanisms to minimize the impact of materials cost inflation. The increased productivity was partially offset by year-over-year labor inflation and increases in our SG&A expenses due primarily to lower incentive compensation expense in the prior year.

R&D expenses increased $3 million which reflects our shift in investment in new technologies, increased hiring to accelerate growth in the new technologies and year-over-year labor inflation.

Losses in foreign currency from translational, transactional and hedging effects in the three months ended March 31, 2023, primarily driven by a lower Euro-to-US dollar exchange rate versus the prior-year period, also accounted for a $6 million decrease in Adjusted EBITDA.

Liquidity and Capital Resources
We employ several means to manage our liquidity, and our sources of financing include cash flows from operations, cash and cash equivalents, our Term Loan Facilities, and Revolving Facility.
As of March 31, 2023, the Company reported a cash and cash equivalents position of $291 million (not including $1 million in restricted cash as of March 31, 2023) as compared to $246 million as of December 31, 2022 (not including $2 million in restricted cash as of December 31, 2022). The Company had no borrowings or letters of credit outstanding under the Revolving Facility, and available borrowing capacity of $475 million. In addition, as of March 31, 2023, the Company had $1,193 million of principal outstanding on its Term Loan Facilities and had utilized $12 million of the bilateral letter of credit facilities with $3 million of remaining available capacity.
During the three months ended March 31, 2023, we repaid $2 million on our Dollar Facility. Additionally, holders of our Series A Preferred Stock are entitled to receive, when, as and if declared by a committee of disinterested directors of the Board out of funds legally available for such dividend, cumulative cash dividends at an annual rate of 11% on the stated amount per share plus the amount of any accrued and unpaid dividends on such share. These dividends accumulate whether or not declared. During the three months ended March 31, 2023, we declared a cash dividend of $0.17 per share on our Series A Preferred Stock for a total aggregate dividend of $42 million. As of March 31, 2023, the aggregate accumulated undeclared and unpaid dividend was approximately $169 million.
As disclosed in our 2022 Form 10-K, we expect to continue investing in our facilities as we expand our manufacturing capacity for new product launches and invest in strategic growth opportunities, in particular in the electrification of drivetrains. We believe the combination of expected cash flows, the term loan borrowings, and the Revolving Facility being committed until 2026, will provide us with adequate liquidity to support the Company's operations.
Following the definitive agreements entered into with Centerbridge and Oaktree to simplify the Company’s capital stock by converting all outstanding Series A Preferred Stock into a single class of Common Stock as previously discussed, we furthermore expect to enter into a new term loan B under our existing Credit Facilities for approximately $700 million in Q2 2023. We further expect to utilize the borrowings from the new term loan B to fund the repurchases of Series A Preferred Stock from Centerbridge and Oaktree, as well as cash payment of some or all of the preference dividends due to holders of Series A Preferred Stock upon conversion of the Series A Preferred Stock into Common Stock.
Share Repurchase Program
On November 16, 2021, the Board of Directors authorized a $100 million share repurchase program for one year, providing for the purchase of shares of Series A Preferred Stock and Common Stock. The share repurchase program was subsequently extended until November 15, 2023. As of March 31, 2023, the Company had repurchased $26 million of Series A Preferred Stock and Common Stock, with $74 million remaining under the share repurchase program.
On April 12, 2023, the Board of Directors authorized an increase in the share repurchase program to an aggregate amount of $250 million available as of that date. For more information, see Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.
Cash Flow Summary for the Three Months Ended March 31, 2023

	Three Months Ended March 31,
	2023	2022
	(Dollars in millions)
Cash provided by (used for):
Operating activities	$92	$73
Investing activities	(8)	(29)
Financing activities	(44)	(196)
Effect of exchange rate changes on cash and restricted cash	4	8
Net increase (decrease) in cash, cash equivalents and restricted cash	$44	$(144)
Cash provided by operating activities increased by $19 million for the three months ended March 31, 2023 versus the prior year, primarily due to an increase of $31 million in net income excluding non-cash charges and favorable impacts from other assets and liabilities of $26 million, partially offset by unfavorable impacts from changes in working capital of $38 million.
Cash used for investing activities decreased by $21 million for the three months ended March 31, 2023 versus the prior year due to decreased expenditures for property, plant and equipment.
Cash used for financing activities decreased by $152 million for the three months ended March 31, 2023 compared with the prior year. The change was driven by $186 million paid in the prior year period for the final early redemption of our Series B Preferred Stock (exclusive of $11 million attributable to interest and included in cash from operating activities). Additionally, in the prior year period, there were payments of $2 million for repurchases of Series A Preferred Stock and Common Stock pursuant to the Company's share repurchase program, and $6 million incurred as debt financing costs, mainly on our Revolving Facility. During the three months ended March 31, 2023, $42 million of cash was transferred to the transfer agent for settlement of our Series A Preferred Stock dividend declared on March 8, 2023.

Off-Balance Sheet Arrangements
We do not engage in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies
The preparation of our Consolidated Interim Financial Statements in accordance with generally accepted accounting principles is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effects of matters that are inherently uncertain. Actual results could differ from our estimates and assumptions, and any such differences could be material to our financial statements. Our critical accounting policies are summarized in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our 2022 Form 10-K.
Recent Accounting Pronouncements
See Note 2, Summary of Significant Accounting Policies of the Notes to the Consolidated Interim Financial Statements for further discussion of recent accounting pronouncements.

Special Note Regarding Forward-Looking Statements
This Quarterly Report on Form 10-Q contains forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical fact contained in this Quarterly Report on Form 10-Q, including without limitation statements regarding the following, are forward-looking statements: statements regarding our future results of operations and financial position, results of operations and financial position, expectations regarding the growth of the turbocharger and electric vehicle markets and other industry trends, the sufficiency of our cash and cash equivalents, anticipated sources and uses of cash, anticipated investments in our business, our business strategy, pending litigation, anticipated interest expense, and the plans and objectives of management for future operations and capital expenditures are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this Quarterly Report on Form 10-Q are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Quarterly Report on Form 10-Q and are subject to a number of important factors that could cause actual results to differ materially from those in the forward-looking statements, including:

•increases in the costs and availability of raw materials, components, energy and transportation and our ability to offset inflation;
•sales to major customers as well as a network of independent dealers to manage the distribution of our products, and we could be adversely impacted by the loss of any of our such major customers or dealers, changes in their requirements for our products or changes in their financial condition.
•the negotiating positions of our customers and our ability to negotiate favorable pricing terms;
•risks associated with changes in the automotive industry and our inability, or a perception that we are unable, to respond appropriately to such changes, our financial condition and results of operations could be adversely impacted;
•risks associated with any program launch difficulties and inaccuracies in estimates of volumes of awarded business;
•changes in the automotive industry and economic or competitive conditions;
•risks related to economic, political, regulatory and foreign exchange;
•geopolitical conditions, such as the ongoing conflict between Russia and Ukraine, and catastrophic events, such as the Covid-19 pandemic;
•risks related to international operations and our investment in foreign markets;
•risks of increased scrutiny from customers, investors, regulators and others regarding sustainability/ESG practices, as well as the climate-related risks we may face, each of which could expose us to liabilities, including reputational harm, impact demand for our products, lead to increased costs and have other adverse effects on our business, supply chain and results of operations;
•risks associated with joint venture partnerships and joint development projects;
•any failure to protect our intellectual property or allegations that we have infringed the intellectual property of others; and our ability to license necessary intellectual property from third parties;
•work stoppages, other disruptions or the need to relocate any of our facilities;
•inability to recruit and retain qualified personnel;
•any failure to increase productivity or successfully execute repositioning projects or manage our workforce;
•potential material losses and costs as a result of any warranty claims and product liability actions brought against us;
•the commencement of any lawsuits, investigations and disputes arising out of our current and historical businesses, and the consequences thereof;
•potential material environmental liabilities and hazards;
•risks of changes in the effective tax rates
•the effects of any deterioration on industry, economic or financial conditions on our ability to access the capital markets on favorable terms;
•quality control and creditworthiness of the suppliers on which we rely;
•risks for system or service failures, including cyber or other security incidents, each of which could disrupt business operations, result in loss of critical and confidential information and adversely impact our reputation and results of operations;

•risks associated with the Company’s ability to complete its recently announced capital transformation transactions including on the timelines the Company anticipates, the anticipated impacts to the Company of such transactions including on the Company’s stock price, cash flows and anticipated future investments, the availability of debt financing in amounts and on terms acceptable to the Company, and risks relating to potential purchases by the Company of shares of Common Stock and Series A Preferred Stock under the Company’s share repurchase program; and
•the other factors described under the caption “Risk Factors” in our 2022 Form 10-K, as updated in this Quarterly Report on Form 10-Q, and our other filings with the SEC.
You should read this Quarterly Report on Form 10-Q and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
There have been no material changes to the Company’s quantitative and qualitative disclosures about currency, interest rate or commodity price risks as disclosed in Part II, Item 7A, Quantitative and Qualitative Disclosures About Market Risks, in our 2022 Form 10-K.

Item 4. Controls and Procedures
In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Based on management’s evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2023.
There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION
Item 1. Legal Proceedings
We are involved in various lawsuits, claims and proceedings incident to the operation of our businesses, including those pertaining to product liability, product safety, environmental, safety and health, intellectual property, employment, commercial and contractual matters and various other matters. Although the outcome of any such lawsuit, claim or proceeding cannot be predicted with certainty and some may be disposed of unfavorably to us, we do not currently believe that such lawsuits, claims or proceedings will have a material adverse effect on our financial position, results of operations or cash flows. We accrue for potential liabilities in a manner consistent with accounting principles generally accepted in the United States. Accordingly, we accrue for a liability when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable.
For additional information regarding our legal proceedings, see Note 20, Commitments and Contingencies of the Notes to the Consolidated Interim Financial Statements.
Item 1A. Risk Factors
There have been no material changes to the risks described under "Risk Factors” in our 2022 Form 10-K. In addition to the other information set forth in this Quarterly Report on Form 10-Q, you should carefully consider the factors discussed under “Risk Factors” in our 2022 Form 10-K. These factors could materially adversely affect our business, financial condition, or results of operations, and could cause our actual results to differ materially from our historical results or the results contemplated by any forward-looking statements contained in this report.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
During the three months ended March 31, 2023, there were no conversions of our Series A Preferred Stock into Common Stock pursuant to the terms of the Certificate of Designations for the Series A Preferred Stock.
On November 16, 2021, the Board of Directors authorized a $100 million share repurchase program for one year, providing for the purchase of shares of Series A Preferred Stock and Common Stock. The validity of the share repurchase program was subsequently extended until November 15, 2023. On April 12, 2023, the Board of Directors authorized an increase in the share repurchase program to an aggregate amount of $250 million as of that date.
The following table summarizes our share repurchase activity for the three months ended March 31, 2023 and additional information regarding our share repurchase program:

Period	Total Number of Common Shares Purchased	Average Price Paid per Share	Total Number of Preferred Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan or Program
January 1, 2023 – January 31, 2023	—	$—	38,574	$8.82	38,574	$73,521,928
February 1, 2023 – February 28, 2023	—	—	—	—	—	73,521,928
March 1, 2023 – March 31, 2023	—	—	—	—	—	73,521,928
Total	—	$—	38,574	$8.82	38,574	$73,521,928
Other than the amounts repurchased as part of our share repurchase program, there were no purchases of equity securities by the issuer or affiliated purchasers during the quarter ended March 31, 2023.
Item 3. Defaults Upon Senior Securities
Holders of the Series A Preferred Stock will be entitled to receive, when, as and if declared by a committee of disinterested directors of the Board (which committee initially consisted of Daniel Ninivaggi, Julia Steyn, Robert Shanks and D’aun Norman) out of funds legally available for such dividend, cumulative cash dividends at an annual rate of 11% on the stated amount per share plus the amount of any accrued and unpaid dividends on such share, accumulating daily and payable quarterly on January 1, April 1, July 1 and October 1, respectively, in each year. Cash dividends in the aggregate amount of $42 million were declared in respect of the period ended March 31, 2023. As of April 24, 2023, there were $180 million of unpaid and undeclared cumulative preference dividends on the shares of Series A Preferred Stock outstanding as of that date.
Except as otherwise disclosed in this Quarterly Report on Form 10-Q or reported previously in a Current Report on Form 8-K by the Company, none.

Item 4. Mine Safety Disclosures
Not applicable.

Item 5. Other Information
None.

Item 6. Exhibits

Incorporated by Reference
Exhibit Number	Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished Herewith
3.1	Second Amended and Restated Certificate of Incorporation of Garrett Motion Inc., dated April 30, 2021	8-K	001-38636	3.1	04/30/2021
3.2	Amended and Restated Certificate of Designations of Series A Cumulative Convertible Preferred Stock of Garrett Motion Inc.	10-Q	001-38636	3.1	04/28/2022
3.4	Third Amended and Restated Bylaws of Garrett Motion Inc., dated October 27, 2021	10-Q	001-38636	3.5	10/28/2021
10.1	Transaction Agreement, dated April 12, 2023, by and among Garrett Motion Inc. and Centerbridge Credit Partners Master, L.P. and Centerbridge Special Credit Partners III-Flex, L.P.	8-K	001-38636	10.1	04/14/2023
10.2	Transaction Agreement, dated April 12, 2023, by and among Garrett Motion Inc. and Oaktree Value Opportunities Fund Holdings, L.P., OCM Opps GTM Holdings, LLC, Oaktree Phoenix Investment Fund LP and Oaktree Opportunities Fund Xb Holdings (Delaware) L.P.	8-K	001-38636	10.2	04/14/2023
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*

*	Filed herewith.

**	Furnished herewith.
^	Management contract or compensatory plan or arrangement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Garrett Motion Inc.

Date: April 24, 2023	By:	/s/ Olivier Rabiller
Olivier Rabiller
President and Chief Executive Officer

Date: April 24, 2023	By:	/s/ Sean Deason
Sean Deason
Senior Vice President and Chief Financial Officer